Redacted Copy

TERM LOAN FACILITY AGREEMENT

dated as of December 31, 2015

among

NAMOYA MINING S.A.
as Borrower

- and -

BANRO CORPORATION, BANRO CONGO MINING S.A.,
TWANGIZA MINING S.A., KAMITUGA MINING S.A. and
LUGUSHWA MINING S.A.
as Guarantors

- and -

RFW BANRO INVESTMENTS LIMITED
as Lender

- and -

GRAMERCY FUNDS MANAGEMENT LLC,
solely on behalf of the lenders set out on Schedule A
hereto and not in its individual capacity,
as Lenders

___________________________

USD$22,500,000 FACILITY

_________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.1	Certain Rules of Interpretation	11
1.2	Governing Law	12

ARTICLE 2 THE FACILITY		12
2.1	The Facility	12
2.2	Purpose of the Facility	12
2.3	Acknowledgment of Parties	13

ARTICLE 3 FEES AND INTEREST		13
3.1	Interest	13

ARTICLE 4 REPAYMENT, PREPAYMENT AND CANCELLATION		13
4.1	Repayment of the Facility	13
4.2	Prepayment	13
4.3	Repayment Upon Change of Control	14

ARTICLE 5 PLACE AND CURRENCY OF PAYMENT AND TAXES		14
5.1	Time of Payments	14
5.2	Currency	14
5.3	Payments Net of Taxes	14
5.4	Judgment Currency	14

ARTICLE 6 CONDITIONS PRECEDENT		15
6.1	Conditions Precedent to the Effectiveness of this Agreement	15

ARTICLE 7 SECURITY		15
7.1	Priority Debt Representative.	15
7.2	Validity of the Security and Contents of Security Documents	16

ARTICLE 8 REPRESENTATIONS AND WARRANTIES		16
8.1	Representations and Warranties of the Borrower and Guarantors	16
8.2	Representations and Warranties of the US Gramercy Lenders	16

ARTICLE 9 AFFIRMATIVE COVENANTS		19
9.1	General Covenants	19
9.2	Use of Proceeds	20
9.3	Further Assurances	20

ARTICLE 10 NEGATIVE COVENANTS		20
10.1	Negative Pledge	20
10.2	Indebtedness	20

(i)

ARTICLE 11 EXTENSION OF FACILITY		21
11.1	Extension	21

ARTICLE 12 EVENTS OF DEFAULT AND REMEDIES		21
12.1	Events of Default	21
12.2	Remedies	23

ARTICLE 13 MISCELLANEOUS		23
13.1	Books and Accounts	23
13.2	Determination	23
13.3	Prohibition on Assignment by Borrower	23
13.4	Assignment by Lender	24
13.5	Lender Decision	24
13.6	Costs and Expenses	24
13.7	No Waiver	24
13.8	Set-off	24
13.9	Indemnification	24
13.10	Counterparts	25
13.11	Waiver of Jury Trial	25
13.12	Priority Debt Sharing Confirmation	25

ARTICLE 14 NOTICES		25
14.1	Sending of Notices	25
14.2	Receipt of Notices	25

SCHEDULE A GRAMERCY LENDERS
SCHEDULE B FORM OF WARRANT CERTIFICATE
SCHEDULE C USE OF PROCEEDS
SCHEDULE D ADDRESS FOR NOTICE PURPOSES
EXHIBIT A PRIORITY JOINDER

(ii)

TERM LOAN AGREEMENT

THIS AGREEMENT is made as of December 31, 2015 among Namoya Mining S.A., a corporation incorporated under the laws of the Democratic Republic of the Congo, as borrower (the “Borrower”), Banro Corporation, a corporation formed under the laws of Canada (“Banro”), Banro Congo Mining S.A., a corporation incorporated under the laws of the Democratic Republic of the Congo (“Congo”), Twangiza Mining S.A., a corporation incorporated under the laws of the Democratic Republic of the Congo (“Twangiza”), Kamituga Mining S.A., a corporation incorporated under the laws of the Democratic Republic of the Congo (“Kamituga”), Lugushwa Mining S.A., a corporation incorporated under the laws of the Democratic Republic of the Congo (“Lugushwa”), and together with Banro, Congo, Twangiza and Kamituga, the Guarantors”, RFW Banro Investments Limited (“RFWB”) and Gramercy Funds Management LLC, solely on behalf of the lenders set out on Schedule A hereto (collectively, the “Gramercy Lenders” and together with RFWB, the “Lenders”) and not in its individual capacity (“Gramercy”).

RECITALS

A.	The Borrower and the Lenders wish to establish a USD$22,500,000 credit facility for general corporate purposes with material expenditures as set out herein.

B.

Banro issued 10% senior secured notes due 2017 under an indenture dated as of March 2, 2012 (as may be amended, restated, modified or supplemented from time to time, the “Indenture”) among Banro, the Borrower, the Guarantors, and Equity Financial Trust Company as trustee and collateral agent.

C.

In connection with the transactions pursuant to the Indenture, Banro entered into a collateral trust agreement dated as of March 2, 2012 (as may be amended, restated, modified or supplemented from time to time (the “Collateral Trust Agreement”) among Banro, the initial guarantors named on the signature pages thereto, and Equity Financial Trust Company, as indenture trustee and collateral agent (in such capacity, and as such capacity is further broadened in the Collateral Trust Agreement, the “Collateral Agent”).

D.

The Collateral Trust Agreement sets forth the terms on which each Parity Lien Secured Party and each future Priority Lien Secured Party (as such terms are defined therein) appoint the Collateral Agent to act as the trustee for the present and future holders of the Parity Lien Obligations and Priority Lien Obligations (as such terms are defined therein), respectively, to receive, hold, maintain, administer and distribute any collateral delivered to the Collateral Agent and to enforce the Collateral Documents (as defined in the Collateral Trust Agreement).

E.

Upon compliance with the procedures set forth in Section 3.8 of the Collateral Trust Agreement, including the execution by the Priority Debt Representative (as defined in Section 7.1 below) of the collateral trust joinder in the form attached to the Collateral Trust Agreement and hereto as Exhibit A (the “Priority Joinder”), the Loan will be designated as Priority Lien Debt (as such term is defined in the Collateral Trust Agreement) creating Priority Lien Obligations, which, except with respect to the Priority Stream Obligations and Twangiza Priority Stream Obligations (as such terms are defined in the Collateral Trust Agreement), will rank senior to all existing and future indebtedness of Banro and its Subsidiaries, including the Parity Lien Debt (as such term is defined in the Collateral Trust Agreement), and will be secured by a Priority Lien (as such term is defined in the Collateral Trust Agreement), on a pari passu basis with all existing Priority Lien Debt other than the Priority Stream Obligations and Twangiza Priority Stream Obligations, in all of the current and future assets of Banro and its direct and indirect Subsidiaries, currently formed or formed in the future, as evidenced by the Collateral Documents.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are mutually acknowledged, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1      Definitions

In this Agreement, unless the context otherwise requires, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and vice versa):

“Adjusted EBITDA” means, with respect to any Person for any period, Net Income for such period plus the sum of all amounts deducted in arriving at such Net Income amount in respect of: (i) all interest charges (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expenses) of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with International Financial Reporting Standards; (ii) federal, state, provincial and local income taxes and future income tax expense or recovery for such period as determined in accordance with International Financial Reporting Standards; (iii) depreciation, depletion and amortization for such period; (iv) any charges to Net Income during such period which are non-cash charges or non-recurring expenses arising from the rationalization of such Person’s and its Subsidiaries’ facilities, product lines or personnel; (v) non-cash charges in respect of foreign currency adjustments, gains and losses on financial instruments, and impairment; and (vi) non-controlling interests;

“Affiliate” means, in relation to any Person, any other Person controlling, controlled by or under common control with such first mentioned Person;

“Automatic Extension” has the meaning set out in Section 11.1.

“Business Day” means a day on which banks are open for business in Toronto and New York, excluding Saturday and Sunday;

“Capitalized Lease Obligations” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet in accordance with International Financial Reporting Standards;

“Capital Stock” means: (i) in the case of a corporation, corporate stock or equity interests, including, without limitation, capital stock in the capital of the Borrower; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

“Cash Taxes” means, for any period, any United States and Canadian federal, state, provincial or local income taxes paid or payable by Banro in cash during such period, without duplication, on a consolidated basis, but excluding Cash Taxes for any non-Wholly Owned Subsidiary, plus without duplication that portion of the Cash Taxes for the period of any Subsidiary of Banro (other than a Wholly Owned Subsidiary) equal to the Banro’s ownership interest (directly or indirectly held) in the Subsidiary;

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other Person or group of other Persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in the Subject Person (if a Wholly Owned Subsidiary of Banro) continuing to be, directly or indirectly, a Wholly Owned Subsidiary of Banro;

“Closing Date” shall be the same day as the “Closing Date” in the Twangiza Streaming Agreement, provided that the conditions precedent in Section 6.1 of this Agreement have been satisfied;

“Consolidated EBITDA” means, for any period, the Adjusted EBITDA of Banro and its Wholly Owned Subsidiaries for the period determined on a consolidated basis, but excluding Adjusted EBITDA for any non-Wholly Owned Subsidiary, plus without duplication that portion of the Adjusted EBITDA for the period of any Subsidiary of Banro (other than a Wholly Owned Subsidiary) and its Subsidiaries equal to Banro’s ownership interest (directly or indirectly held) in the Subsidiary;

“Consolidated Net Debt” means, as of any date of determination, the sum, without duplication, of: (i) the Net Debt of Banro and each Wholly Owned Subsidiary of Banro and (ii) that portion of the Net Debt of any Subsidiary of Banro (other than a Wholly Owned Subsidiary) equal to Banro’s proportionate ownership interest (directly or indirectly held) in the Subsidiary;

“Debt Service Amount” means, for any period, the sum, without duplication, of (i) interest expenses on the Consolidated Net Debt (including imputed interest charges with respect to Capitalized Lease Obligations and all amortization of debt discount and expense), (ii) all cash dividend payments (excluding items eliminated in consolidation) on a series of Preferred Stock or Disqualified Stock of Banro and its Wholly Owned Subsidiaries, and (iii) that portion of all cash dividend payments on a series of Preferred Stock or Disqualified Stock of a Subsidiary of Banro (other than a Wholly Owned Subsidiary) equal to Banro’s proportionate ownership interest (excluding items eliminated in consolidation), directly or indirectly held, in the Subsidiary;

“Debt Service Coverage Ratio” means, for the 12-month period ending on the date such ratio is calculated, the ratio of (i) Consolidated EBITDA to (ii) the Debt Service Amount;

“Debt to EBITDA Ratio” means the ratio of Consolidated Net Debt to Consolidated EBITDA for the 12-month period ending on the date such ratio is calculated;

“Default” means any event or circumstance which constitutes an Event of Default or which, with the lapse of time, the giving of a notice or both, would constitute an Event of Default;

“Deferred Revenue Financing Arrangements” means, except for the Twangiza Streaming Agreement, the Namoya Streaming Agreement and Twangiza Forward Sale Agreements, any financing transaction pursuant to which (a) Banro or any of its Subsidiaries receive cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a person other than an Affiliate, (b) such advances or deposits are recorded as liabilities, but not as debt, on the consolidated balance sheet of Banro and (c) such liability is amortized upon the delivery of such mineral assets.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event: (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case prior to the first anniversary of the Maturity Date; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary will be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any director, manager, officer, employee or to any plan for the benefit of such parties of Banro or its Subsidiaries or by any such plan to such parties, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by Banro in order to satisfy applicable statutory or regulatory obligations or as a result of such parties’ termination, death or disability;

“Dollar” and the symbol “USD$” mean lawful money of the United States of America;

“Effective Date” means the date this Agreement becomes effective as provided in Section 6.1;

“Encumbrances” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement; provided that in no event shall an operating lease be deemed to constitute an Encumbrance;

“Equity Interest” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock);

“Event of Default” means any of the events set out in Section 12.1;

“Facility” means the credit facility referred to in Section 2.1;

“Final Maturity Date” means November 30, 2020.

“Guarantee” means any obligation, contingent or not, directly or indirectly guaranteeing any liability or indebtedness of any Person or protecting a creditor of such Person from a loss in respect of any such liability or indebtedness or having the same economic effect; “Guarantors” means Banro, Banro Congo, Twangiza, Kamituga and Lugushwa;

“Indebtedness” of any person means, without duplication:

(i)	the principal of and premium (if any) in respect of indebtedness of such person for borrowed money;

(ii)	the principal of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(iii)

the principal component of all obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(iv)

the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person;

(v)	an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes;

(vi)	Deferred Revenue Financing Arrangements;

(vii)

the principal component or liquidation preference of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or any preferred shares in the capital of such person (but excluding, in each case, any accrued dividends);

(viii)

the principal component of all Indebtedness of other persons secured by an Encumbrance on any asset of such person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other persons;

(ix)	the principal component of Indebtedness of other persons to the extent guaranteed by such person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(x)

to the extent not otherwise included in this definition, net obligations of such person under hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such hedging obligation that would be payable by such person at such time);

(xi)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions; and

(xii)	the Namoya Streaming Obligations, the Twangiza Forward Obligations and the Twangiza Streaming Obligations (each as defined in the Indenture).

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by Banro or any of its Subsidiaries of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Banro and its Subsidiaries shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of Banro if:

(i)	such Indebtedness is the obligation of a partnership or joint venture that is not a Subsidiary of Banro (a “Joint Venture”);

(ii)	Banro or its Subsidiaries is a general partner of the Joint Venture (a “General Partner”); and

(iii)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Banro and its Subsidiaries;

and then such Indebtedness shall be included in an amount not to exceed:

(A)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any of Banro and its Subsidiaries; or

(B)

if less than the amount determined pursuant to clause (A) immediately above, the actual amount of such Indebtedness that is recourse to Banro and its Subsidiaries, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“LIBOR Rate” means the 3-month interest rate for London interbank deposits of Dollars published by the Wall Street Journal (which shall be deemed to be zero if such rate is less than zero) on the date of determination as set out in Section 3.1.

“Loan” has the meaning set out in Section 2.1;

“Loan Agreement Guarantee” means the Guarantees executed by the Guarantors dated the date hereof.

“Loan Documents” means this Agreement, the Security Documents, the Loan Agreement Guarantee and any other present and future document relating to any of the foregoing, as amended, supplemented or restated from time to time;

“Material Adverse Change” means any change, condition, event or occurrence which, when considered individually or together with other changes, conditions, events or occurrences, could reasonably be expected to have a Material Adverse Effect;

“Material Adverse Effect” means (i) a material adverse effect on the financial condition, business, operations, assets, liabilities or prospects of the Borrower and the Guarantors taken as a whole, (ii) a material adverse effect on the ability of the Borrower and the Guarantors to perform their respective obligations under any Loan Document, or, (iii) a material impairment of the rights or remedies of the Lenders under any Loan Document;

“Maturity Date” means November 30, 2016;

“Namoya Streaming Agreement” means the gold purchase and sale agreement dated as of February 27, 2015 among the Borrower, Banro and Namoya GSA Holdings;

“Net Debt” means, with respect to a Person, the actual outstanding amount of funded Indebtedness of the Person, plus, without duplication, (i) the principal component of all Capitalized Lease Obligations, (ii) the aggregate liquidation value of all Disqualified Stock and Preferred Stock of such Person, and (iii) other Indebtedness of the Person at such time, each determined on an unconsolidated basis, less, without duplication, cash and cash equivalents, including restricted cash, and Net Debt shall not include any non-recourse project financing;

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with International Financial Reporting Standards and before any reduction in respect of Preferred Stock dividends;

“Permitted Encumbrances” means:

(i)	prior to the termination of the Indenture, Encumbrances permitted under the Indenture;

(ii)	following the termination of the Indenture:

(A)

inchoate or statutory liens for taxes, assessments, royalties payable to a governmental authority, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(B)	statutory liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation other than in the context of a breach of laws or permits;

(C)	any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any properties;

(D)

minor discrepancies in the legal description or acreage of or associated with any properties or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of such properties for the purpose of conducting and carrying out mining operations thereon;

(E)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of properties, which do not in the aggregate materially detract from the use of such properties for the purpose of conducting and carrying out mining operations thereon;

(F)

liens or other rights granted by Banro or any of its Subsidiaries to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) other than in the context of a breach of laws or permits;

(G)	security deposits with any governmental authority and utilities in the ordinary course of business of Banro and its Subsidiaries (including, to the extent applicable, any reclamation obligations); and

(H)	liens securing Permitted Indebtedness listed in clauses (ii)(1), (4), (5), (7) and (8) of such definition.

“Permitted Indebtedness” means:

(i)	prior to the termination of the Indenture, Indebtedness permitted in with the terms thereof and Deferred Revenue Financing Arrangements as in clause (ii)(5) below; and

(ii)	following the termination of the Indenture:

(1)

Indebtedness incurred under this Agreement and the Security Documents, together with the Indebtedness under the Namoya Streaming Agreement, Twangiza Streaming Agreement and the Twangiza Forward Sale Agreements;

(2)	any security deposits with any governmental authority and utilities in the ordinary course of business of Banro and its Subsidiaries (including, to the extent applicable, any reclamation obligations);

(3)

any unsecured liability under any agreement entered into in the ordinary course of business for the acquisition of any asset or service where payment for the asset or service is deferred for a period of not more than 90 days;

(4)	Indebtedness incurred in connection with any mobile equipment financing facility or other accounts receivable financing facility secured solely by such mobile equipment or accounts receivable;

(5)

Deferred Revenue Financing Arrangements, provided that at any time, in respect of all Deferred Revenue Financing Arrangements in the aggregate, no more than (i) 80% of the forecast gold production of the Twangiza Project (as defined in the Twangiza Streaming Agreement) for the current month and (ii) 80% of the forecast gold production of the Namoya Project (as defined in the Namoya Streaming Agreement) for the current month, is the subject thereof;

(6)

Indebtedness incurred by Banro and its Subsidiaries in favour of Banro or another Subsidiary that is subject to an assignment, subordination and postponement of claims or is the subject of a plan of intercompany Indebtedness that has been approved by the Lenders;

(7)

Indebtedness in an aggregate principal amount not to exceed $175,000,000 provided that (A) any security granted therefor shall also have been granted in favour of the Lenders or the Collateral Agent on their behalf; and (B) the ranking of the Loan vis-à-vis such secured Indebtedness shall correspond to the ranking of the Loan vis-à-vis the notes issued under the Indenture;

(8)

Indebtedness (including in respect of any discretionary derivative or hedging arrangements) of one or more Banro and its Subsidiaries not permitted by the preceding paragraphs, the outstanding principal amount (which shall include capitalized interest characterized as principal) (or net liability of Banro and its Subsidiaries with respect to any discretionary derivative or hedging arrangements) of which does not exceed in the aggregate at any time 7% of the total consolidated assets of Banro and its Subsidiaries; and

(9)	Preferred shares in the capital of Banro, Banro Group (Barbados) Limited, Twangiza (Barbados) Limited and Namoya (Barbados) Limited.

“Person” means any natural person, corporation, company, partnership, joint venture, unincorporated organization, business trust or any other entity;

“Preferred Stock” means any Capital Stock with preferential right of payment of dividends or upon liquidation, dissolution, or winding up;

“Security” means the security granted and the Loan Agreement Guarantee, undertakings and acknowledgments provided to or for the benefit of the Lenders pursuant to this Agreement;

“Security Documents” means the Collateral Documents and any document or agreement evidencing the Security;

“Subsidiary” means a Person or entity that is under the control of another Person;

“Twangiza Forward Sale Agreements” means the gold purchase and sale agreements among Twangiza GFSA Holdings, Banro and Twangiza, each dated as of February 27, 2015, as amended or amended and restated from time to time;

“Twangiza Streaming Agreement” means the gold purchase and sale agreement among RFWB, Banro and Twangiza dated December 31, 2015;

 “Warrants” means the (i) warrants to be issued by Banro to each Gramercy Lender to subscribe for the number of newly issued common shares of Banro (the “Common Shares”) set out next to such Gramercy Lender’s name on Schedule A hereto, for a total of 5,000,000 newly issued common shares of Banro and (ii) warrants to be issued by Banro to RFWB to subscribe for 5,000,000 newly issued common shares of Banro, in each case in the form of warrant certificate attached hereto at Schedule B;

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding common Capital Stock of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

1.1      Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	A person (first person) is considered to control another person (second person) if:

(i)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)	the first person directly or indirectly exercises control or direction over the majority of the directors or has the ability to control the management and policies of the second person;

(iii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iv)	the second person is a limited partnership and the first person is the general partner of the limited partnership or the control person of the general partner,

and “controls”, “controlling”, “controlled by” and “under common control” have corresponding meanings.

(f)	The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

(g)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under generally accepted accounting principles applicable to such entity at the relevant time, in effect from time to time (which may be International Financial Reporting Standards), consistently applied, and all determinations of an accounting nature required to be made shall be made in a manner consistent with such applicable generally accepted accounting principles.

(i)

A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

(k)

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

1.2      Governing Law

This Agreement is governed by and construed in accordance with laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2
THE FACILITY

2.1      The Facility

The Lenders agree to make available to the Borrower a term loan (the “Facility”) in a principal amount of USD$22,500,000 in one advance on the Closing Date (the “Loan”).

2.2      Purpose of the Facility

The Borrower will use the Facility to repay the obligations of Twangiza (Barbados) Limited and Namoya (Barbados) Limited pursuant to the promissory notes issued on November 30, 2015 and for its general corporate purposes, including for material expenditures as set out in Schedule C.

2.3      Acknowledgment of Parties

The parties hereto acknowledge and agree that, notwithstanding the principal amount of the Loan, the consideration provided for the Loan is USD$21,500,000 and the consideration provided for the Warrants is USD$1,000,000.

ARTICLE 3
FEES AND INTEREST

3.1      Interest

From the Closing Date until the earlier of the Maturity Date (as extended pursuant to Section 11.1 hereof) and November 30, 2017, the Loan will bear interest (both before and after any Event of Default or judgment during such period) at the rate of 8.5% calculated on the basis of a 360 day year and actual days elapsed. From and including November 30, 2017 until the earlier of the Maturity Date (as extended pursuant to Section 11.1 hereof) and November 30, 2019, the Loan will bear interest (both before and after any Event of Default or judgment during such period) at the LIBOR Rate (determined two Business Days prior to November 30, 2017 for the first three months of such year and subsequently determined for the following three three-month periods on the day that is two Business Days prior to the end of the prior period) plus 8% calculated on the basis of a 360 day year and actual days elapsed. Such interest is payable quarterly in arrears on the last day of the following months of each year: November, February, May and August.

ARTICLE 4
REPAYMENT, PREPAYMENT AND CANCELLATION

4.1      Repayment of the Facility

The Borrower must repay in full the outstanding principal amount of the Loan under the Facility on the Maturity Date (unless extended pursuant to the Automatic Extension or any extension thereafter), together with all accrued and unpaid fees and interest. If the Facility is extended pursuant to the Automatic Extension pursuant to section 11.1 hereof, the Borrower must repay in full the outstanding principal amount of the Loan under the Facility on the Extended Maturity Date (unless further extended pursuant to section 11.1 hereof), together with all accrued and unpaid fees and interest. If the Facility is further extended on the Extended Maturity Date pursuant to section 11.1 hereof, the Borrower must repay in full the outstanding principal amount of the Loan under the Facility on the applicable Yearly Extension Maturity Date (unless further extended pursuant to section 11.1 hereof), together with all accrued and unpaid fees and interest. All obligations owing by the Borrower to the Lenders on account of principal and interest on the Loan shall be paid in full on or prior to the Final Maturity Date.

4.2      Prepayment

Notwithstanding Section 4.1, (a) the Borrower may with 10 Business Days’ prior written notice to the Lenders, make any optional prepayments on the Loan without penalty; and (b) at any time following the second anniversary of the Effective Date, the Lenders may with 90 days prior written notice to the Borrower, require prepayment of the Loan without penalty.

4.3       Repayment Upon Change of Control

Upon a Change of Control of Banro or any of its Subsidiaries, the Borrower shall repay all outstanding obligations hereunder, including the principal amount outstanding under the Loan and all accrued and unpaid interest and fees as of the date of the Change of Control.

ARTICLE 5
PLACE AND CURRENCY OF PAYMENT AND TAXES

5.1       Time of Payments

Any payment that is due on a day that is not a Business Day may be made on the next Business Day but will bear interest until received in full. All payments must be made in funds which are immediately available on the date on which payment is due.

5.2       Currency

All amounts payable under this Agreement must be paid in Dollars.

5.3       Payments Net of Taxes

If the Borrower or the Lenders are compelled by law to make any withholding or deduction due to any tax or if the Lenders are liable to pay tax in respect of any payment due or made by the Borrower, the Borrower must pay to the Lenders such additional amount as may be necessary in order that the payment actually received be equal to the payment which otherwise would have been received in the absence of such withholding or deduction or tax (including in the absence of any additional withholding or deduction) or tax in respect of any additional amount payable pursuant to this Section. However, this Section 5.3 will not apply in respect of (i) any tax imposed on or measured by the net income or capital of the Lenders or (ii) franchise or branch profits taxes imposed on the Lenders.

5.4       Judgment Currency

If a judgment is to be rendered against the Borrower for an amount owed hereunder and if the judgment is rendered in a currency (the “other currency”) other than that in which this amount is owed under this Agreement (the “currency of the Agreement”), the Borrower must pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the amount owed under this Agreement, expressed into the other currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the average spot rate, on the relevant date, at which the Lenders may sell the currency of the Agreement to obtain the other currency. Any additional amount owed under this Section 5.4 will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment will not constitute res judicata in that respect.

ARTICLE 6
CONDITIONS PRECEDENT

6.1       Conditions Precedent to the Effectiveness of this Agreement

This Agreement will become effective on the date (the “Effective Date”) at which (i) all the conditions precedent in the Twangiza Streaming Agreement have been satisfied or waived by the parties thereto, and (ii) the closing documents set out in Sections 3.3(b) -(h) and (m) of the Twangiza Streaming Agreement, which closing documents shall be addressed to the Lenders (where such closing document includes addressees), among others, have been delivered to the Lenders hereunder. Notwithstanding any other provision of this Agreement, if the foregoing conditions precedent have not been satisfied or waived by February 15, 2016, then this Agreement shall terminate, unless otherwise extended upon written agreement by the parties hereto.

Banro shall deliver the Warrants to the Lenders on the Closing Date.

ARTICLE 7
SECURITY

7.1 Priority Debt Representative.

(1)

Each Lender hereby (a) appoints Gramercy Funds Management LLC and RFWB, jointly, as the “Priority Debt Representative” under the Collateral Trust Agreement with respect to the Loan (in such capacity, the “Priority Debt Representative”), (b) authorizes the Priority Debt Representative to execute and deliver the Priority Joinder and (c) authorizes the Priority Debt Representative (and its officers, directors, employees and agents) to take such action on behalf of the Gramercy Lenders and RFWB, respectively, in accordance with the terms hereof and under the Collateral Trust Agreement. The Priority Debt Representative shall not have, by reason hereof, by reason of executing the Priority Joinder or pursuant to any Collateral Documents, a fiduciary relationship in respect of any Lender. Neither the Priority Debt Representative nor any officers, directors, employees and agents thereof shall have any liability to any Lender for any action taken or omitted to be taken in connection hereof or the Collateral Documents except to the extent caused by its own gross negligence or willful misconduct, and each Lender agrees to defend, protect, indemnify and hold harmless the Priority Debt Representative and all officers, directors, employees and agents thereof (collectively, the “Priority Debt Representative Indemnitees”) from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by such Priority Debt Representative Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Priority Debt Representative Indemnitee of the duties and obligations of Priority Debt Representative pursuant hereto, the Priority Joinder or any of the Collateral Documents.

(2)

The Priority Debt Representative shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement, any of the other Loan Documents or any of the Collateral Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

(3)

The Priority Debt Representative may resign from the performance of all its functions and duties hereunder and under the Collateral Trust Agreement at any time by giving at least ten (10) Business Days prior written notice to the Borrower and the Lenders. Such resignation shall take effect upon the acceptance by a successor Priority Debt Representative of appointment as provided below. Upon any such notice of resignation, the Lenders whose designate has resigned shall be entitled to appoint a successor joint Priority Debt Representative. For clarity, if Gramercy Funds Management LLC has resigned, the Gramercy Lenders shall be entitled to appoint a successor joint Priority Debt Representative, and if RFWB has resigned, RFWB shall be entitled to appoint a successor joint Priority Debt Representative. Upon the acceptance of the appointment as Priority Debt Representative, such successor Priority Debt Representative shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Priority Debt Representative, and the retiring Priority Debt Representative shall be discharged from its duties and obligations under this Agreement and the Collateral Trust Agreement. After any Priority Debt Representative’s resignation hereunder, the provisions of this Section 7.1 shall inure to its benefit.

7.2      Validity of the Security and Contents of Security Documents

The Security must be perfected and first-ranking at all times with respect to all property intended to be covered thereby, subject however to Permitted Encumbrances. Each Security Document must during the term of the Collateral Trust Agreement, satisfy the terms and conditions thereof, and following the termination of the Collateral Trust Agreement, be in form and substance satisfactory to the Lenders and remain valid and in force at all times. The Security Documents must be accompanied by such corporate documents, evidences of filing or registration, consents, legal opinions and lien searches, as each Lender may reasonably require.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES

8.1       Representations and Warranties of the Borrower and Guarantors

Each of the representations and warranties made by the Borrower and the Guarantors in the Streaming Agreement are hereby incorporated herein by reference.

8.2       Representations and Warranties of the US Gramercy Lenders

Gramercy, on behalf of each US Gramercy Lender (as defined in Schedule A), represents and warrants to the Borrower that each US Gramercy Lender:

(a)	is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “1933 Act”);

(b)

understands and agrees that the Warrants and the Common Shares have not been and will not be registered under the 1933 Act, or applicable securities laws of any state of the United States, and the Warrants are being offered and sold by Banro to the US Gramercy Lenders in reliance upon the exemption from the registration requirements of the 1933 Act set forth in Rule 506(b) of Regulation D under the 1933 Act;

(c)

acknowledges that the Common Shares and Warrants are “restricted securities”, as such term is defined under Rule 144 of the 1933 Act, and may not be offered, sold, pledged, or otherwise transferred, directly or indirectly, without prior registration under the 1933 Act and applicable state securities laws, and it agrees that if it decides to offer, sell, pledge or otherwise transfer, directly or indirectly, any of the Common Shares or Warrants absent such registration, it will not offer, sell, pledge or otherwise transfer, directly or indirectly, any of the Common Shares or Warrants, except;

(i)	to Banro; or

(ii)

outside the United States in an “offshore transaction” in compliance with the requirements of Rule 904 of Regulation S under the 1933 Act, if available, and in compliance with applicable local laws and regulations; or

(iii)

in compliance with an exemption from registration under the 1933 Act provided by (a) Rule 144 or (b) Rule 144A thereunder, if available, and in accordance with any applicable state securities or “Blue Sky” laws; or

(iv)	in a transaction that does not require registration under the 1933 Act or any applicable state securities laws;

(v)	and, in the case of subparagraph (iii)(a) or (iv), it has furnished to Banro an opinion of counsel of recognized standing in form and substance satisfactory to Banro to such effect; and

(d)

understands and acknowledges that the Common Shares and Warrants are “restricted securities” as defined in Rule 144 under the 1933 Act and upon the original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act and applicable U.S. state laws and regulations, the certificates representing the Common Shares and Warrants, and all securities issued in exchange therefor or in substitution thereof, will bear a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) (1) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE; OR (D) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, PROVIDED THAT PRIOR TO ANY TRANSFER PURSUANT TO CLAUSES (C) OR (D) ABOVE, AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE COMPANY SHALL FIRST BE PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY STATE SECURITIES LAW. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(e)

acknowledges and agrees that upon the original issuance of the Warrants, and until such time as it is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, all certificates representing the Warrants and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend or other provision to the following effect:

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES, OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

(f)

has had the opportunity to ask questions of and receive answers from Banro regarding the acquisition of the Warrants and the Common Shares, and has received all the information regarding Banro that it has requested;

(g)

acknowledges that the Warrants and Common Shares are highly speculative in nature and that the US Gramercy Lenders have such sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the investment;

(h)

understands and acknowledges that Banro has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Warrants and the Common Shares in the United States; and

(i)

is not acquiring the Warrants as a result of any form of “general solicitation” or “general advertising” (as used in Rule 502(c) of Regulation D under the 1933 Act), including any advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees have been invited by “general solicitation” or “general advertising”.

ARTICLE 9
AFFIRMATIVE COVENANTS

9.1       General Covenants

The Borrower and each Guarantor will:

(a)	Legal Existence – preserve and maintain its legal existence and all of its material rights, privileges and licenses;

(b)

Legal Compliance – comply in all material respects with the requirements of all laws and regulations applicable to it and its business and property (including environmental laws) and with all orders of governmental or regulatory authorities;

(c)

Payment of Taxes – pay and discharge all material taxes, assessments and governmental charges or levies imposed on it or on its income or profits or on any of its property prior to the date on which penalties or interest attach thereto, except for any such tax, assessment, charge or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(d)	Maintenance of Property – maintain all material property used or useful in its business in good working order and condition, ordinary wear and tear excepted;

(e)

Material Agreements – perform its obligations under and preserve and maintain in force all agreements to which it is a party for which breach, non-performance, termination or failure to renew could reasonably be expected to have a Material Adverse Effect;

(f)

Insurance – insure and keep insured its property, assets and business, and will maintain civil liability insurance for such coverage as a prudent administrator would obtain for similar property, assets and businesses, in each case, with financially sound and reputable insurance companies;

(g)	Records – keep adequate records and books of account, in which complete entries will be made in accordance with International Financial Reporting Standards;

(h)	Financial Reporting – furnish to the Lenders or file on SEDAR:

(i)

within 45 days of each financial quarter, the reviewed quarterly consolidated financial statements of Banro, together with a certificate from an officer of Banro certifying as to the Debt to EBITDA Ratio and the Debt Service Coverage Ratio and that the financial tests in Sections 11.1(a) and (b) have been met; and

(ii)	within 90 days of Banro’s financial year end, the audited annual consolidated financial statements of Banro for such financial year; and

(i)

Access – subject to the requirements of applicable securities laws, permit representatives of the Lenders, upon reasonable prior notice and during normal business hours, to examine, copy and make extracts from its books and records, to inspect any of its properties or assets, and to discuss its business and affairs with its officers and auditors, in each case acting reasonably.

9.2      Use of Proceeds

The Borrower will use the proceeds of the Facility only for the purposes permitted under this Agreement.

9.3       Further Assurances

The Borrower will cooperate with the Lenders and execute such further instruments and documents as the Lenders may reasonably request to carry out to its satisfaction the transactions contemplated by the Loan Documents.

ARTICLE 10
NEGATIVE COVENANTS

The Borrower and each Guarantor covenants and agrees that:

10.1       Negative Pledge

It will not create, incur, assume or suffer to exist any Encumbrance on their present and future property or assets except for the Security and Permitted Encumbrances.

10.2       Indebtedness

None of the Borrower or the Guarantors will create, incur, assume or permit to exist any Indebtedness other than Permitted Indebtedness.

ARTICLE 11
EXTENSION OF FACILITY

11.1       Extension

The Facility may be extended by the Borrower providing the Lenders no later than 30 days prior to the Maturity Date written notice of its desire to extend the Facility (the “Automatic Extension”) for an additional 12 months from the Maturity Date, provided that the Lenders receive no later than 15 days prior to the Maturity Date a certificate from an officer of Banro certifying that the financial tests in (a) and (b) below have been met as of the date of the most recently prepared financial statements (which date shall be no earlier than 60 days prior to the date of the notice) and for the 12 month period immediately prior to such date:

(a)	the Debt to EBITDA Ratio is not more than 4.5X and has been for the last 12 month period, as reported by the Borrower to the Lenders; and

(b)	the Debt Service Coverage Ratio is not less than 1.5X and has been for the last 12 month period, as reported by the Borrower to the Lenders.

If the Facility is extended pursuant to the Automatic Extension, the principal amount of the Loan and all accrued and unpaid interest and fees shall be due and payable on November 30, 2017 (the “Extended Maturity Date”). If on the Extended Maturity Date and each anniversary thereafter, (i) the financial tests in (a) and (b) above are met as of the date of the most recently prepared financial statements (which date shall be no earlier than 60 days prior to such Extended Maturity Date) and for the 12 month period immediately before such date as reported to the Lenders, and the Lenders receive from the Borrower no later than 15 days prior to such Extended Maturity Date a certificate from an officer of Banro certifying such compliance, and (ii) the Borrower provides the Lenders written notice no later than 30 days prior to such Extended Maturity Date of its desire to extend the Facility, the Borrower may extend the Extended Maturity Date for an additional 12 months from such date (each a “Yearly Extension Maturity Date”) until the Final Maturity Date, at which time the principal amount of the Loan and all accrued and unpaid interest and fees shall be due and payable.

ARTICLE 12
EVENTS OF DEFAULT AND REMEDIES

12.1       Events of Default

The occurrence of one or more of the following events constitutes an event of default (“Event of Default”) under the Loan Documents:

(a)

the Borrower defaults in the payment when due of any amount owing under the Facility in respect of principal, or the Borrower defaults in the payment when due of any interest owing under the Facility for more than three Business Days, or the Borrower defaults for more than seven Business Days after notice in the payment of any other amount owing under a Loan Document;

(b)

the Borrower (i) fails to make a payment or payments exceeding in the aggregate $1,000,000 in respect of any Indebtedness (other than the Facility), when and as due, or (ii) is in default under any agreement or agreements relating to Indebtedness (other than the Facility) exceeding $1,000,000 in the aggregate and, in each case, if the effect of such failure or default is to accelerate such Indebtedness;

(c)	any representation, warranty or certification made or deemed made by the Borrower in any Loan Document proves to be false or misleading as of the time made in any material respect;

(d)	the Borrower or any Guarantor becomes unable to pay its debts generally as such debts become due or is adjudicated bankrupt or insolvent;

(e)

the Borrower or any Guarantor (i) applies for or consents to an order for the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or a substantial part of its assets, (ii) makes a general assignment for the benefit of its creditors, (iii) takes advantage of any law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding-up, or (iv) takes any action for the purpose of effecting any of the foregoing;

(f)

a proceeding (or any similar action) is commenced against the Borrower or any Guarantor seeking (i) its bankruptcy, reorganization, liquidation, dissolution, arrangement or winding-up, or similar relief, (ii) the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or any substantial part of its assets, or (iii) the seizure or the attachment of, or the enforcement of remedies on, any part of its assets having a value of more than $1,000,000, and, in each case, such proceeding (or similar action) is not dismissed or withdrawn after a period of 60 days, provided that such grace period will apply only if such proceeding (or action) is diligently contested in good faith;

(g)

the Borrower defaults in the performance of any of its other obligations under a Loan Document and such default continues unremedied for a period of 15 days after notice by the Lenders to the Borrower;

(h)	a Change of Control occurs and the Loan is not repaid in accordance with Section 4.3;

(i)

if (i) there shall occur and be continuing any “Event of Default” (or any comparable term) under, and as defined in, any of the Indenture, the Twangiza Streaming Agreement or the Namoya Streaming Agreement, (ii) the Loan for any reason shall cease to be “Priority Lien Debt”, or (iii) the Collateral Trust Agreement shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of Indebtedness; or

(j)

any material damage to, or loss, theft or destruction of, any Collateral or a material amount of property of the Borrower, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than fifteen (15) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Borrower or any Subsidiary, if any such event or circumstance could reasonably be expected to have a Material Adverse Effect.

12.2       Remedies

If an Event of Default occurs and is continuing, any Lender may, on giving 10 days’ prior written notice to the Borrower and the other Lenders, take any one or more of the following actions:

(a)	declare all Indebtedness of the Borrower under the Loan Documents to be immediately payable and demand immediate payment of the whole or part thereof; and

(b)	exercise all of its rights and remedies including its rights and remedies under any Loan Document;

provided that all indebtedness of the Borrower under the Loan Documents will automatically become due and payable without any notice upon the occurrence of any of the Events of Default specified in Sections 12.1(d), 12.1(e) and 12.1(f) .

ARTICLE 13
MISCELLANEOUS

13.1       Books and Accounts

The Lenders will keep books and accounts evidencing the transactions made pursuant to this Agreement. Absent manifest error, such books and accounts will be prima facie evidence of such transactions and the Indebtedness of the Borrower under the Facility.

13.2       Determination

In the absence of manifest error, any determination of any amount payable hereunder made by the Lenders of the amounts payable hereunder will be prima facie evidence of such amount payable hereunder.

13.3       Prohibition on Assignment by Borrower

The Borrower may not assign its rights, or the amounts to be received by it, under this Agreement.

13.4       Assignment by Lender

Each Lender may assign its rights and obligations under this Agreement and the Loan Documents to any third party without the consent of the Borrower or the other Lender.

13.5       Lender Decision

Except in respect of Section 12.2, any decision made by the Lenders hereunder or under any Loan Document shall be a unanimous decision between all Lenders.

13.6       Costs and Expenses

The Borrower must pay on demand the amount of all reasonable costs and expenses (including legal and other professional fees) incurred by the Lenders in connection with the Facility and the preparation, negotiation, execution, syndication and administration of the Loan Documents, as well as the reasonable costs and expenses incurred by the Lenders in connection with the enforcement of, or the preservation of any rights under, any Loan Document.

13.7       No Waiver

The omission by the Lenders to exercise any of its rights will not be deemed to be a waiver of the exercise of any such right subsequently. The omission by the Lenders to notify the Borrower of the occurrence of a Default will not be deemed to be a waiver of the right of any Lenders to avail itself of such Default.

13.8       Set-off

Each Lender individually is authorized to set off and to apply any and all deposits held for the Borrower against any amount due and payable by the Borrower under the Loan Documents.

13.9       Indemnification

(a)

The Borrower must indemnify the Lenders, their Affiliates and their respective officers, directors, employees and agents (each, an “indemnitee”) and hold them harmless from and against all losses, liabilities, claims, damages or expenses (including costs to defend any claim) suffered or incurred by or made against any of them in any manner whatsoever arising from or related to the Loan Documents or the transactions contemplated thereby (including as a result of any Default or non-compliance by the Borrower with any environmental laws or of any claim under environmental laws in connection with the operations of, or any property owned or operated by the Borrower). The foregoing indemnity will not however apply as to any indemnitee to losses, liabilities, claims, damages or expenses resulting from the gross negligence or wilful misconduct of such indemnitee or from a breach in bad faith by such indemnitee of its obligations under a Loan Document.

13.10        Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together constitute one and the same instrument. A party may execute this Agreement by signing any counterpart.

13.11        Waiver of Jury Trial

THE BORROWER, THE GUARANTORS AND THE LENDERS IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS.

13.12        Priority Debt Sharing Confirmation

The Lenders hereby agree, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by the Borrower or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations of the Borrower and the Guarantors to the Lenders under this Agreement (except that the Priority Stream Obligations and the Twangiza Priority Stream Obligations (each as defined in the Collateral Trust Agreement) shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations and the Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), and that the Lenders are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under this Agreement.

ARTICLE 14
NOTICES

14.1        Sending of Notices

Unless otherwise provided, any notice to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by a reputable delivery service, by telecopier or (except for any notice pursuant to Article 12) by electronic mail, addressed to the recipient at its address specified in Schedule D hereof or at such other address as may be notified by such party to the others pursuant to this Article.

14.2        Receipt of Notices

Any notice given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery and, if given by telecopier or by electronic mail, on the day of transmittal if before 3:00 p.m. on a Business Day, or on the following Business Day if such transmission occurs on a day which is not a Business Day or after 3:00 p.m. on a Business Day. If the telecopy or electronic transmission system suffers any interruptions by way of a strike, slow-down, a force majeure, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

BORROWER:	NAMOYA MINING S.A.

	Per:	Signed
Name: Desire Sangara
Title: Chairman of the Board

Per:
Name:
Title:

Signature Page to Loan Agreement

S-2

GUARANTORS:	BANRO CORPORATION

	Per:	Signed
Name: Richard Brissenden
Title: Chairman of the Board

Per:
Name:
Title:

BANRO CONGO MINING S.A.

	Per:	Signed
Name: Desire Sangara
Title: Chairman of the Board

Per:
Name:
Title:

TWANGIZA MINING S.A.

	Per:	Signed
Name: Desire Sangara
Title: Chairman of the Board

Per:
Name:
Title:

Signature Page to Loan Agreement

KAMITUGA MINING S.A.

Per:	Signed
Name: Desire Sangara
Title: Director

Per:
Name:
Title:

LUGUSHWA MINING S.A.

Per:	Signed
Name: Desire Sangara
Title: Director

Per:
Name:
Title:

Signature Page to Loan Agreement

LENDERS:	RFW BANRO INVESTMENTS LIMITED

	Per:	Signed
Name: Clement Kwong
Title: Director

Per:
Name:
Title:

GRAMERCY FUNDS MANAGEMENT LLC,
solely on behalf of each Gramercy Lender and
not in its individual capacity

	Per:	Signed
Name: [Redacted]
Title: [Redacted]

Signature Page to Loan Agreement

SCHEDULE A
GRAMERCY LENDERS

Redacted

SCHEDULE B
FORM OF WARRANT CERTIFICATE

Please see attached.

WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [ •], 2016 [NTD: DATE THAT IS 4 MONTHS + 1 DAY AFTER THE ISSUANCE DATE.]

EXERCISABLE ON OR BEFORE 5:00 P.M., TORONTO TIME, ON
[ •], 2019[NTD: DATE THAT IS 3 YEARS AFTER THE ISSUANCE DATE.] AFTER
WHICH TIME THESE WARRANTS
SHALL BE NULL AND VOID AND OF NO FURTHER FORCE AND EFFECT

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) (1) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE; OR (D) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, PROVIDED THAT PRIOR TO ANY TRANSFER PURSUANT TO CLAUSES (C) OR (D) ABOVE, AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE COMPANY SHALL FIRST BE PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY STATE SECURITIES LAW. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES, OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

SERIES 201[ •]-[ •] WARRANTS TO PURCHASE COMMON SHARES

OF

BANRO CORPORATION

Certificate Number 201[ •]-[ •]	Number of Warrants
represented by this
certificate-[[[[

THIS CERTIFIES THAT, for value received, [ •] is entitled, at any time prior to the Expiry Time, to purchase, at the Exercise Price, one Share in the capital stock of the Company, for each Warrant evidenced hereby, by surrendering to the Company at its principal office at 1, First Canadian Place, 100 King Street West, Suite 7070, P.O. Box 419, Toronto, Ontario, M5X 1E3, Canada, this Warrant Certificate, together with a Subscription Form, duly completed and executed, and cash, certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company for the amount equal to the Exercise Price per Share multiplied by the number of Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Shares of the Company at any time after the Expiry Time, and from and after the Expiry Time this Warrant Certificate and the Warrants represented hereby, and all rights hereunder shall be void and of no value.

1.      Definitions

In this Warrant Certificate, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings:

(a)	“Business Day” means a day which is not a Saturday, Sunday, or a civic or statutory holiday in the City of Toronto, Ontario, Canada;

(b)	“Company” means Banro Corporation, a corporation existing under the laws of Canada, and its successors and assigns;

(c)	“Current Market Price” at any date, means:

(i)

if the Shares are listed on the Exchange, the “market price”, as defined in the Exchange’s Company Manual at that date, of the Shares, which as of the date hereof, subject to certain exceptions, is defined as the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded for the five trading days immediately preceding the relevant date on the Exchange, or another stock exchange where the majority of the trading volume and value of the Shares occurs; or

(ii)

if the Shares are not listed on the Exchange, the price per Share equal to the weighted average of the sale prices per Share at which the Shares have traded on such other stock exchange on which such Shares are listed as may be selected for such purpose by the board of directors of the Company or, if the Shares are not listed on any stock exchange, on the over-the-counter market, during the period of any five consecutive trading days selected by the Company commencing not earlier than 20 trading days and ending no later than three trading days before such date; provided, however, if the Shares are not listed on any exchange or on the over-the-counter market, the Current Market Price shall be as determined by the board of directors of the Company, or such firm of independent chartered accountants as may be selected by the board of directors of the Company, acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average of the sale price for any period shall be determined by dividing the aggregate sale prices per Share during such period by the total number of Shares sold during such period;

(d)	“Exchange” means the Toronto Stock Exchange;

(e)	“Exercise Cap” has the meaning specified in subsection 4(a);

(f)

“Exercise Price” means $0.2275 in U.S. funds per Share, unless such price shall have been adjusted in accordance with the provisions of Section 13, in which case it shall mean the adjusted price in effect at such time;

(g)	“Expiry Time” means 5:00 p.m., Toronto time, on [ •], 2019 [NTD: Date that is 3 years after the Issuance Date.];

(h)	“Form of Transfer” means the form of transfer annexed hereto as Schedule “B”;

(i)	“Holder” means the registered holder of this Warrant Certificate;

(j)	“Issuance Date” means the date of issue of the Warrants;

(k)

“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(l)	“Series 201[ •]-[ •] Warrants” means the common share purchase warrants of the Company issue pursuant to the Transactions including, without limitation, the Warrants delivered hereby;

(m)	“Share” means a fully paid and non-assessable common share of the Company;

(n)	“Subscription Form” means the form of subscription annexed hereto as Schedule “A”;

(o)

“Transactions” means, collectively, the following financing transactions by the Company and certain of its subsidiaries to raise gross proceeds of $98,750,000: (i) a private placement of 50,000,000 Shares and 2,500,000 Series 201[ •]-[ •] Warrants to raise gross proceeds of approximately $8,750,000, (ii) a term loan financing to raise gross proceeds of $22,500,000, pursuant to which 10,000,000 Series 201[ •]-[ •] Warrants have been issued to the lenders, and (iii) a metals streaming financing to raise gross proceeds of $67,500,000;

(p)

“this Warrant Certificate”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to this Warrant Certificate and any deed or instrument supplemental or ancillary thereto and any schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof; and

(q)	“Warrant” or “Warrants” means the right to acquire Shares evidenced hereby.

All reference to “$” in this Warrant Certificate are to U.S. dollars.

2.      Expiry Time

After the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall wholly cease and terminate and such Warrants and this Warrant Certificate shall be void and of no value or effect.

3.      Exercise Procedure

Subject to Section 4, the Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Company prior to the Expiry Time at its principal office:

(a)

this Warrant Certificate, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company; and

(b)

cash, certified cheque, money order or bank draft payable to or to the order of the Company in lawful money of Canada at par in the City of Toronto in an amount equal to the Exercise Price multiplied by the number of Shares for which subscription is being made.

Any Warrant Certificate and cash, certified cheque, money order or bank draft referred to in the foregoing clauses (a) and (b) shall be deemed to be surrendered only upon delivery thereof to the Company at its principal office in the manner provided in Section 30.

This Warrant Certificate is exchangeable, upon the surrender hereof by the Holder, for new warrant certificates of like tenor, and bearing the same legends, representing, in the aggregate, the right to subscribe for the number of Shares which may be subscribed for hereunder.

4.      Exercise Cap

(a)	The exercise of the Warrants in accordance with the terms of this Warrant Certificate will be subject to the following limits (as applicable, the “Exercise Cap”):

(i)

in respect of issuances of Shares pursuant to the exercise of the Warrants, the Company shall not issue Shares pursuant to such exercise to the extent the issuance would result in the Holder being the beneficial owner of, or a person who exercises direction or control over, more than 19.9% of the then issued and outstanding Shares of the Company (for greater certainty, after taking into account any Shares or other securities convertible into Shares of the Company already beneficially owned, or over which direction or control is exercised, by the Holder and by any other persons acting together with the Holder); and

(ii)

in respect of all issuances of Shares of the Company pursuant to the Transactions (including, without limitation, pursuant to the exercise of the Series 201[ •]-[ •] Warrants), the Company shall not issue Shares to the extent the issuance would result in the issuance of more than 63,039,751 Shares (representing 25% of the issued and outstanding Shares of the Company immediately prior to December 31, 2015 and before giving effect to the Transactions) pursuant to the Transactions; provided, however, that such maximum number of Shares issuable shall be adjusted for any stock dividend, stock split, stock combination, reclassification or similar transactions after the date hereof.

(b)	Any issuances of Shares made in contravention of the Exercise Cap shall be void ab initio.

(c)	The Exercise Cap shall apply to any permitted transferee of the Warrants, and as a condition to any transfer of the Warrants, the transferee must acknowledge and agree to comply with the Exercise Cap.

(d)

If the Company is unable to issue all of the Shares issuable pursuant to an exercise of Series 201[ •]-[ •] Warrants issued under the Transactions (including the Warrants) by the holders thereof because of the Exercise Cap, the Company shall issue, on a pro rata basis to the holders exercising their Series 201[ •]-[ •] Warrants, the maximum number of Shares issuable up to the Exercise Cap. For the remaining Series 201[ •]-[ •] Warrants exercised but for which Shares cannot be issued because of the Exercise Cap, subject to applicable law (including applicable stock exchange requirements), the Company shall settle the value of the Shares that would have been issuable but for the Exercise Cap in cash to the holders. Such value (rounded down to the nearest $0.01) shall be calculated by multiplying the number of Shares that would have been issuable (but not issued as a result of the Exercise Cap) by the difference between (i) the Current Market Price of the Shares as at the date of receipt by the Company of the Subscription Form and payment of the Exercise Price (which payment would be returned to the holder for the Warrants settled in cash), and (ii) the Exercise Price.

5.      Entitlement to Certificate

Upon delivery and payment as set out in Section 3 and subject to Section 4, the Company shall cause to be issued to the Holder hereof the Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Warrant Certificate, and the Holder hereof shall become a shareholder of the Company in respect of such Shares with effect from the date of such delivery and payment, and shall be entitled to delivery of a certificate or certificates evidencing such Shares, and the Company shall cause such certificate or certificates to be mailed to the Holder hereof at the address or addresses specified in such subscription within five Business Days of such delivery and payment.

6.      Register of Warrantholders and Transfer of Warrants

The Company shall cause a register to be kept in which shall be entered the names and addresses of all holders of the Warrants and the number of Warrants held by them. No transfer of Warrants shall be valid unless made by the Holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and manner satisfactory to the Company in compliance with such reasonable requirements as the Company may prescribe, including compliance with all applicable securities legislation, and recorded on the register of holders of Warrants maintained by the Company, nor until stamp or governmental or other charges arising by reason of such transfer have been paid. Subject to the Company’s approval of such transfer, the transferee of a Warrant shall, after a Form of Transfer is duly completed and the Warrant is lodged with the Company and upon compliance with all other reasonable requirements of the Company or law, be entitled to have his, her or its name entered on the register as the owner of such Warrant, free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction. The Company may treat the registered holder of any Warrant certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary except where the Company is required to take notice by statute or by order of a court of competent jurisdiction.

7.      Partial Exercise

The Holder may subscribe for and purchase a number of Shares less than the number the Holder is entitled to purchase pursuant to this Warrant Certificate. In the event of any such subscription and purchase prior to the Expiry Time, the Holder shall in addition be entitled to receive, without charge, a new Warrant certificate in respect of the balance of the Shares of which he, she or it was entitled to purchase pursuant to this Warrant Certificate and which were then not purchased.

8.      No Fractional Shares

Notwithstanding any adjustments provided for in Section 13 or otherwise, the Company shall not be required upon the exercise of any Warrants, to issue fractional Shares in satisfaction of its obligations hereunder. Where a fractional Share would, but for this Section 8, have been issued upon exercise of a Warrant, in lieu thereof, there shall be paid to the Holder an amount equal (rounded down to the nearest $0.01) to the product obtained by multiplying such fractional share interest by the Current Market Price at the date of due exercise of the Warrants and delivery by the Holder of a Subscription Form and the Exercise Price in the manner provided in Section 3, which payment shall be made within five Business Days of such delivery and payment.

9.      Not a Shareholder

Nothing in this Warrant Certificate or in the holding of the Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

10.      No Obligation to Purchase

Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Company to issue any Shares except those Shares in respect of which the Holder shall have exercised its right to purchase hereunder in the manner provided herein.

11.      Ranking of Warrants

All Series 201[ •]-[ •] Warrants shall rank pari passu, notwithstanding the actual date the issue thereof.

12.      Covenants

(a)

The Company covenants and agrees that all Shares which shall be issued upon the exercise of the right to purchase herein provided for (subject to the Exercise Cap), upon payment therefor of the amount at which such Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non- assessable Shares and the holders thereof shall not be liable to the Company or to its creditors in respect thereof.

(b)

The Company shall use all commercially reasonable efforts to preserve and maintain its corporate existence, except as may otherwise be contemplated by this Warrant Certificate, including, but not limited to, subsection 13(d).

13.      Adjustment to Exercise Price

The Exercise Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If and whenever at any time after the Issuance Date and prior to the Expiry Time, the Company:

(i)	issues Shares or securities exchangeable for or convertible into Shares to all or substantially all the holders of the Shares by way of a stock dividend or other distribution;

(ii)	subdivides or changes its outstanding Shares into a greater number of shares; or

(iii)	reduces or consolidates its outstanding Shares into a smaller number of shares;

(any of such events being called a “Share Reorganization”), then the Exercise Price will be adjusted effective immediately after the record date for any such event in (i) above or the effective date of any such event in (ii) or (iii) above, as the case may be, by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction, the numerator of which is the number of Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Share Reorganization and the denominator of which is the number of Shares outstanding immediately after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into Shares are distributed, the number of Shares that would have been outstanding had all such securities been exchanged for or converted into Shares on such effective date or record date). To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 13(a) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities referred to in subsection 13(a)(i), the Exercise Price will be readjusted immediately after the expiration of any relevant exchange or conversion right to the Exercise Price that would then be in effect based upon the number of Shares actually issued and remaining issuable as a result of the event described in subsection 13(a)(i) immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.

(b)

If and whenever at any time after the Issuance Date and prior to the Expiry Time, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Shares under which such holders are entitled to subscribe for or purchase Shares or securities exchangeable for or convertible into Shares, where:

(i)

the right to subscribe for or purchase Shares or other securities expires not more than 45 days after the record date for such issue (the period from the record date to the date of expiry being herein in this Section 13 called the “Rights Period”), and

(ii)

the cost per Share during the Rights Period (inclusive of any cost of acquisition of securities exchangeable for or convertible into Shares in addition to any direct cost of Shares) (herein in this Section 13 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Shares on the record date,

(any of such events being called a “Rights Offering”), then the Exercise Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(A)	the numerator of which is the aggregate of:

	(1)	the number of Shares outstanding as of the record date for the Rights Offering; and

	(2)	a number determined by dividing the product of the Per Share Cost and:

(I)

where the event giving rise to the application of this subsection 13(b) was the issue of rights, options or warrants to the holders of Shares under which such holders are entitled to subscribe for or purchase additional Shares, the number of Shares so subscribed for or purchased during the Rights Period, or

(II)

where the event giving rise to the application of this subsection 13(b) was the issue of rights, options or warrants to the holders of Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Shares, the number of Shares for which those securities so subscribed for or purchased during the Rights Period could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Shares as of the record date for the Rights Offering; and

(B)	the denominator of which is:

(1)	in the case described in subparagraph 13(b)(ii)(A)(2)(I), the number of Shares outstanding, or

(2)	in the case described in subparagraph 13(b)(ii)(A)(2)(II), the number of Shares that would be outstanding if all the Shares described in subparagraph 13(b)(ii)(A)(2)(II) had been issued,

as at the end of the Rights Period.

Any Shares owned by or held for the account of the Company or any subsidiary or affiliate (as defined in the Securities Act (Ontario)) of the Company will be deemed not to be outstanding for the purpose of any such computation.

If by the terms of the rights, options or warrants referred to in this subsection 13(b), there is more than one purchase, conversion or exchange price per Share, the aggregate price of the total number of additional Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of:

(I)	the lowest purchase, conversion or exchange price per Share, as the case may be, if such price is applicable to all Shares which are subject to the rights, options or warrants, and

(II)	the average purchase, conversion or exchange price per Share, as the case may be, if the applicable price is determined by reference to the number of Shares acquired.

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 13(b) as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants referred to in this subsection 13(b), the Exercise Price will be readjusted immediately after the expiration of any relevant exchange or conversion right to the Exercise Price that would then be in effect based upon the number of Shares actually issued and remaining issuable as a result of the event described in this subsection 13(b) immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.

If the Holder has exercised the Warrants in accordance herewith during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, the Holder will, in addition to the Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Shares equal to the difference between (a) the result obtained when the Exercise Price in effect immediately prior to the end of such Rights Offering pursuant to this subsection is multiplied by the number of Shares received upon the exercise of the Warrant during such period, and the resulting product is divided by the Exercise Price as adjusted for such Rights Offering pursuant to this subsection, and (b) the number of Shares received upon the exercise of the Warrant during such period; provided that the provisions of Section 8 will be applicable to any fractional interest in a Share to which such Holder might otherwise be entitled. Such additional Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Shares will be delivered to such Holder within ten Business Days following the end of the Rights Period.

(c)

If and whenever at any time after the Issuance Date and prior to the Expiry Time, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of the outstanding Shares of:

	(i)	shares of the Company of any class other than Shares;

(ii)

rights, options or warrants to acquire Shares or securities exchangeable for or convertible into Shares (other than rights, options or warrants issued to the holders of all or substantially all of the outstanding Shares pursuant to which such holders are entitled to subscribe for or purchase Shares at a price per share (or in the case of securities exchangeable for or convertible into Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Shares on such record date);

	(iii)	evidence of indebtedness of the Company; or

	(iv)	any property or other assets of the Company,

and if such issue or distribution does not constitute (A) a Share Reorganization or (B) a Rights Offering (any of such non-excluded events being called a “Special Distribution”), the Exercise Price will be adjusted effective immediately after such record date to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A)	the numerator of which is the difference between:

	(1)	the product of the number of Shares outstanding on such record date and the Current Market Price of the Shares on such record date; and

(2)

the aggregate fair market value (as determined in good faith by action of the directors of the Company, subject, however, to the prior written consent of the Exchange or any other stock exchange or market on which the Shares are traded, where required) to the holders of the Shares of such securities, evidence of indebtedness or property or other assets to be issued or distributed in the Special Distribution; and

(B)	the denominator of which is the product obtained by multiplying the number of Shares outstanding on such record date by the Current Market Price of the Shares on such record date.

Any Shares owned by or held for the account of the Company or any subsidiary or affiliate (as defined in the Securities Act (Ontario)) of the Company will be deemed not to be outstanding for the purpose of any such computation.

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 13(c) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Shares or securities exchangeable for or convertible into Shares referred to in this subsection 13(c), the Exercise Price will be readjusted immediately after the expiration of any relevant exercise or conversion right to the amount that would then be in effect if the fair market value had been determined on the basis of the number of Shares issued and the number of Shares remaining issuable, as a result of the issue or distribution referred to in this subsection 13(c) immediately after such expiration, and will be further readjusted in such manner upon the expiration of any further such right.

(d)

If and whenever at any time after the Issuance Date and prior to the Expiry Time there is a reclassification or redesignation of the Shares outstanding at any time or change of the Shares into other shares or into other securities (other than a Share Reorganization), or a consolidation, amalgamation, merger, arrangement, business combination or other similar transaction of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, merger, arrangement, business combination or other similar transaction which does not result in any reclassification or redesignation of the outstanding Shares or a change of the Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), the Holder, upon exercising the Warrants after the effective date of such Capital Reorganization, will be entitled to receive and will accept, in lieu of the number of Shares to which such Holder was theretofore entitled upon such exercise, the kind and aggregate number of shares, other securities or other property which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Shares to which such Holder was theretofore entitled upon exercise of the Warrants. If determined appropriate by action of the directors of the Company, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 13 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 13 will thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or other property thereafter deliverable upon the exercise hereof. Any such adjustment must be made by and set forth in an amendment to this Warrant Certificate approved by action by the directors of the Company and will for all purposes be conclusively deemed to be an appropriate adjustment.

(e)

If at any time after the Issuance Date and prior to the Expiry Time, any adjustment in the Exercise Price shall occur as a result of any of the events set out in subsections 13(a), (b) or (c), then the number of Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted by multiplying the number of Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the Exercise Price; provided that the provisions of Section 8 will be applicable to any fractional interest in a Share to which such Holder might otherwise be entitled. To the extent any adjustment occurs pursuant to this subsection 13(e) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities referred to in subsection 13(a)(i) or as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants referred to in subsection 13(b), the number of Shares purchasable upon exercise of the Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Shares which would be purchasable based upon the number of Shares actually issued and remaining issuable as a result of the event described in subsection 13(a)(i) or 13(b), as the case may be, immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right. To the extent that any adjustment occurs pursuant to this subsection 13(e) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in subsection 13(c)(ii), the number of Shares purchasable upon exercise of the Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Shares which would be purchasable pursuant to this subsection 13(e) if the fair market value of such rights, options or warrants had been determined for purposes of the adjustment pursuant to this subsection 13(e) on the basis of the number of Shares issued and the number of Shares remaining issuable, as a result of the issue or distribution referred to in subsection 13(c) immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.

14.      Rules Regarding Calculation of Adjustment of Exercise Price

(a)

The adjustments provided for in Section 13 are cumulative and will, in the case of any adjustment to the Exercise Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 14.

(b)

No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)

No adjustment in the Exercise Price will be made in respect of any event described in Section 13, other than the events referred to in subsections 13(a)(ii) and (iii), if the Holder is entitled to participate in such event, or is entitled to participate within 45 days from the record date or effective date, as the case may be, of the event described in Section 13 or a comparable event, on the same terms, mutatis mutandis, as if the Holder had exercised the Warrants prior to or on the effective date or record date of such event, such participation being subject to the prior consent of the Exchange or any other stock exchange or market on which the Shares are traded, where required.

(d)

No adjustment in the Exercise Price will be made under Section 13 in respect of the issue from time to time of Shares as dividends paid in the ordinary course to holders of Shares who exercise an option or election to receive substantially equivalent dividends in Shares in lieu of receiving a cash dividend and any such event will be deemed not to be a Share Reorganization or any other event described in Section 13.

(e)

If at any time a question or dispute arises with respect to adjustments provided for in Section 13, such question or dispute will be conclusively determined by the auditors of the Company or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the board of directors of the Company and any such determination, where required, will be binding upon the Company, the Holder and the shareholders of the Company, but subject in all cases to the prior written consent of the Exchange or any other stock exchange or market on which the Shares are traded, where required, and any other necessary regulatory approval. The Company will provide such auditors or accountants with access to all necessary records of the Company.

(f)

If and whenever at any time after the Issuance Date and prior to the Expiry Time, the Company takes any action affecting or relating to the Shares, other than any action described in Section 13, which in the opinion of the board of directors of the Company would have a material adverse effect on the rights of the Holder, the Exercise Price will be adjusted by action of the board of directors of the Company in such manner, if any, and at such time as the directors may in their sole discretion determine to be equitable in the circumstances, but subject in all cases to the prior written consent of the Exchange or any other stock exchange or market on which the Shares are traded, where required, and any other necessary regulatory approval. Failure of the taking of action by the board of directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

(g)

If the Company sets a record date to determine the holders of the Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action,abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

(h)

In the absence of a resolution of the board of directors of the Company fixing record date for a Share Reorganization, Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Share Reorganization, Special Distribution or Rights Offering effected.

(i)

As a condition precedent to the taking of any action which would require any adjustment to the Warrants, including the Exercise Price, the Company will take any corporate action which may, in the opinion of counsel to the Company, be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company, will be obligated to and may validly and legally issue as fully paid and non-assessable all of the Shares or other securities which the Holder is entitled to receive on the exercise hereof in accordance with the provisions hereof.

(j)

The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 13, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

(k)

In any case in which Section 13 shall require that an adjustment shall become effective immediately after a record date for or an effective date of an event referred to therein, the Company may defer, until the occurrence and consummation of such event, issuing to the Holder, to the extent that any Warrants are exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Shares or other shares, securities or property issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Shares or other shares, securities or the property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Shares or other shares, securities or property declared in favour of the holders of record of Shares or of such other shares, securities or property on or after the date such Warrants are exercised or such later date as the Holder would, but for the provisions of this subsection, have become the Holder of record of such additional Shares or of such other shares, securities or property pursuant hereto.

15.      Consolidation and Amalgamation

(a)

The Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, arrangement, business combination, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as, in the opinion of counsel to the Company, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor corporation will have assumed all the covenants and obligations of the Company under this Warrant Certificate; and

(ii)

the Warrant will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant Certificate.

(b)

Whenever the conditions of subsection 15(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Warrant Certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

16.      Representation and Warranty

The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Warrants and the Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant Certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

17.      U.S. Restrictions on Exercise

These Warrants may not be exercised in the United States or by or on behalf, or for the account or benefit of, a person in the United States (as defined in Regulation S under the U.S. Securities Act) or a U.S. Person (as defined in Regulation S under the U.S. Securities Act), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states of the United States, after the Holder has furnished to the Company the evidence of such an exemption set forth in the Subscription Form attached hereto. If required by the U.S. Securities Act, certificates representing Shares issuable upon exercise of Warrants shall bear a legend describing transfer restrictions imposed by the U.S. Securities Act in substantially the following manner:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) (1) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE; OR (D) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, PROVIDED THAT PRIOR TO ANY TRANSFER PURSUANT TO CLAUSES (C) OR (D) ABOVE, AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE COMPANY SHALL FIRST BE PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY STATE SECURITIES LAW. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

18.      If Share Transfer Books Closed

The Company shall not be required to deliver certificates for Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Shares called for thereby during any such period, delivery of the certificates for Shares may be postponed for a period not exceeding five Business Days after the date of the reopening of said share transfer books; provided, however, that any such postponement of delivery of such certificates shall be without prejudice to the right of the Holder, if the Holder has surrendered this Warrant Certificate and all required deliveries in accordance with the provisions hereof and made payment during such period, to receive such certificates for the Shares called for after the share transfer books have been re-opened.

19.      Payments

Whenever any payment of cash is to be made by the Company to the Holder pursuant to this Warrant Certificate, such payment shall be made in lawful money of Canada by a cheque, money order or bank draft drawn on the account of the Company and sent via overnight courier service to the Holder at the address indicated in the register to be maintained pursuant to Section 6; provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions.

20.      Protection of Shareholders, Officers and Directors

Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Warrants represented hereby shall be taken against any shareholder, officer or director of the Company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Warrants evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever shall attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, and any and all rights and claims against every such shareholder, officer or director are being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants evidenced hereby.

21.      Lost Certificate

If the Warrant Certificate evidencing the Warrants issued hereby becomes stolen, lost, mutilated or destroyed, the Company may, on such terms, as it may in its discretion impose, respectively issue and countersign a new warrant of like denomination, tenor and date, and bearing the same legends, as the certificate so stolen, lost, mutilated or destroyed.

22.      Governing Law

This Warrant Certificate shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

23.      Severability

If any one or more of the provisions or parts thereof contained in this Warrant Certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(i)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(ii)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant Certificate in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant Certificate in any other jurisdiction.

24.      Headings

The headings of the articles, Sections, subsections and clauses of this Warrant Certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Warrant Certificate.

25.      Numbering of Articles, etc.

Unless otherwise stated, a reference herein to a numbered or lettered article, Section, subsection, clause, subclause or schedule refers to the article, Section, subsection, clause, subclause or schedule bearing that number or letter in this Warrant Certificate.

26.      Gender

Whenever used in this Warrant Certificate, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

27.      Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day. If the payment of any amount is deferred for any period, then such period shall be included for purposes of the computation of any interest payable hereunder.

28.      Computation of Time Period

Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

29.      Binding Effect

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder and his, her or its heirs, executors, administrators, legal personal representatives, permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

30.      Notice

Any notice, document or communication required or permitted by this Warrant Certificate to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid registered mail, or if transmitted by any form of recorded telecommunication, to such party addressed as follows:

(i)	to the Holder, at the address indicated in the register to be maintained pursuant to Section 6; and

(ii)	to the Company at:

1 First Canadian Place, 100 King Street West Suite 7070, P.O. Box 419 Toronto, Ontario, Canada

M5X 1E3

Attention:	Geoffrey Farr, Vice President, General Counsel and
Corporate Secretary
Email:	GFarr@banro.com

Notice so mailed shall be deemed to have been given on the fifth Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or other communication hereunder during any period in which applicable postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Notice transmitted by email or other form of recorded telecommunication or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such party for all purposes hereof.

31.      Further Assurances

The Company hereby covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other act, deed and assurance as the Holder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant Certificate.

32.      Language

The parties hereto acknowledge and confirm that they have requested that this Warrant Certificate as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu’elles ont exigé que la présente convention ainsi que tous les avis et documents qui s’y rattachent soient rédigés en langue anglaise.

33.      Time of Essence

Time shall be of the essence hereof.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of this day of , 2016.

BANRO CORPORATION

Per:
Authorized Signing Officer

SCHEDULE “A”
SUBSCRIPTION FORM

TO:	BANRO CORPORATION

1 First Canadian Place, 100 King Street West
Suite 7070, P.O. Box 419
Toronto, Ontario, Canada
M5X 1E3

The undersigned holder of the within Warrant Certificate hereby irrevocably subscribes for ______________________Shares of Banro Corporation (the “Company”) pursuant to the within Warrant Certificate at the Exercise Price per Share specified in the said Warrant Certificate (the “Subscription”) and encloses herewith cash or a certified cheque, money order or bank draft payable to the order of the Company in payment of the subscription price therefor. Capitalized terms used but not defined herein have the meanings set forth in the within Warrant Certificate.

The undersigned hereby acknowledges that the following legends will be placed on the certificates representing the Shares being acquired if the Warrants are exercised prior to [ •], 2016. [NTD: Date that is 4 months + 1 day after the Issuance Date.]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [ •], 2016.[NTD: Date that is 4 months + 1 day after the Issuance Date.]

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

As at the time of exercise hereunder, the undersigned represents, warrants and certifies as follows (check one):

A.	[ ]	that it (i) is not in the United States (as defined in Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"); (ii) is not a U.S. Person as defined in Regulation S; (iii) is not exercising the Warrants on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (iv) did not acquire the Warrants in the United States or on behalf of or for the account or benefit of a U.S. Person or a person in the United States; (v) did not receive an offer to exercise the Warrants in the United States; and (vi) did not execute or deliver this Subscription Form in the United States, and has, in all other respects, complied with the terms of Regulation S in connection herewith.

B.	[ ]

that it is the original purchaser from the Company of the Warrants being exercised and at the time of such acquisition was a U.S. Person or was in the United States (or was acting on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States), and confirms, as of the date of hereof, each of the representations, warranties, certifications and agreements made by it in connection with its acquisition of such Warrants, including, without limitation, its status as an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act, as though such representations, warranties, certifications and agreements were made on the date hereof and in respect of the acquisition of the Shares issuable upon exercise of the Warrants being exercised.

C.	[ ]

that an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available for the exercise of the Warrants, and attached hereto is a written opinion of U.S. counsel or other evidence in form and substance reasonably satisfactory to the Company to that effect.

Note: Certificates representing Shares will not be registered or delivered to an address in the United States unless box (B) or (C) immediately above is checked and the applicable requirements have been satisfied. If box (B) or (C) is checked, the certificate representing the Shares will bear a legend restricting transfer without registration under the U.S. Securities Act or applicable state securities laws similar to the form of legend set forth in Section 17 of the Warrant Certificate.

The undersigned acknowledges and understands that the exercise of Warrants cannot “materially affect control” (as defined in the Exchange’s Company Manual) of the Company and the Company may refuse, in totality or in part, the Subscription if the exercise of Warrants contemplated by the Subscription materially affects control of the Company. Reference is made to subsection 4(a)(i) of the Warrant Certificate wherein the terms of the Exercise Cap are detailed.

The undersigned represents and warrants that it, together with any parties with whom it is acting jointly or in concert, holds directly or indirectly ________________ Shares and ______________securities convertible into Shares.

The undersigned represents and warrants that it has made all reasonable inquiries to ensure that the information provided in this Subscription Form is accurate.

DATED this ___________day of ______________, 20 _________.

NAME:

Signature:

Address:

[ ]	Please check box if the Share certificates are to be delivered at the office where this Warrant Certificate is surrendered, failing which the Share certificates will be mailed to the subscriber at the address set out above.

If any Warrants represented by this Warrant Certificate are not being exercised, a new warrant certificate bearing the same legends as the within Warrant Certificate will be issued and delivered with the Share certificates.

BANRO CORPORATION (the “Company”)

ACKNOWLEDGEMENT

I, ______________________, a duly appointed senior officer of the Company, do hereby acknowledge and certify, in my capacity as an officer of the Company and not in my personal capacity, that:

i.	the Subscription Form has been received from ___________________________(the “Subscriber”);

ii.	to the best knowledge of the Company, the information in the Subscription Form has been verified and is accurate; and

iii.

to the best knowledge of the Company, the issuance of Shares pursuant to the number of Warrants exercised by the Subscriber in the Subscription Form will not, directly or indirectly, result in the Subscriber holding more than 19.9% of the issued and outstanding number of Shares of the Company.

Capitalized terms used but not defined herein have the meanings set forth in the within Warrant Certificate.

DATED this ___________day of ______________, 20 _________.

BANRO CORPORATION

By:

Name:

Title:

SCHEDULE “B”
FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned (the “Transferor”) hereby sells, assigns and transfers unto (name)-

______________________(the “Transferee”), of _________________________________(residential address) ___________(number) Series 201[ •]-[ •] Warrants of Banro Corporation (the “Company”) registered in the name of the undersigned on the records of the Company represented by the within Warrant Certificate, and irrevocably appoints the Secretary of the Company as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution. Capitalized terms used but not otherwise defined herein have the meanings set forth in the within Warrant Certificate.

The Transferor hereby certifies that (check either A or B):

____	(A)	the transfer of the Warrants is being completed pursuant to an exemption from registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and attached hereto is a written opinion of U. counsel or other evidence in form and substance reasonably satisfactory to Company to the effect that the transfer of the Warrants is exempt from registration requirements of the U.S. Securities Act and applicable state securities laws; or

____	(B)	the transfer of the Warrants is being made to a person outside the United States (as such term is defined in Regulation S under the U.S. Securities ("Regulation S")) in reliance on Rule 904 of Regulation S under the U. Securities Act, and the Transferor certifies that:

(1)

the Transferor is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act, except any officer or director who is an affiliate solely by virtue of holding such position) of the Company or a "distributor", as defined in Regulation S, or an affiliate of a "distributor";

(2)

the offer of the Warrants was not made to a person in the United States and at the time the buy order was originated, the Transferee was outside the United States, or the Transferor and any person acting on its behalf reasonably believe that the Transferee was outside the United States;

(3)

neither the Transferor nor any affiliate of the Transferor nor any person acting on their behalf engaged in any directed selling efforts (as defined under Regulation S) in connection with the offer and sale of the Warrants;

B-1

(4)

the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act);

(5)	the Transferor does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and

(4)

the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or a scheme to evade the registration provisions of the U.S. Securities Act.

DATED this ___________day of ______________, 20 _________.

Signature Guaranteed	(Signature of Holder, to be the same as appears on the face of this Warrant Certificate)

***

The undersigned hereby acknowledges and consents to the transfer of the Series 201[ •]-[ •] Warrants by ________________[the Holder] to ________________[the Transferee].

DATED this ___________day of ______________, 20 _________.

BANRO CORPORATION

Per:
Name:
Title:

B-2

SCHEDULE C
USE OF PROCEEDS

		US$ Millions
1.	Repayment of Ecobank loan	4.0
2.	Repayment of certain major project suppliers:	8.0
3.	Expansion of Twangiza crushing capacity	3.5
4.	Payment of promissory notes re preferred share dividends and accrued preferred share dividends re gold-linked preferred shares	2.7
5.	General corporate purposes	4.3
	Total:	22.5

SCHEDULE D
ADDRESS FOR NOTICE PURPOSES

Borrower and Guarantors

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

Attention:	Chief Financial Officer
Telecopier No.:	416-366-7722

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street
Toronto, Ontario, M5J 2Z4, Canada

Attention:	Mike Moher
Telecopier No.:	416- 216-3930

RFW Banro Investments Limited

RFW Banro Investments Limited
Nemours Chambers, Road Town
Tortola, British Virgin Islands

Attention:	George Lu
Telecopier No.:+8610 85151866
E-mail:	legal@resourcefinance.works

and

Attention:	Clement Kwong
Telecopier No.:	+852 2876 6301
E-mail:	clement@longmarchcapital.com

with a copy to:

Peterson & Company LLP
390 Bay Street, Suite 806
Toronto, Ontario, M5H 2Y2, Canada

Attention:	Dennis Peterson
Telecopier No.:	416-352-5693

Gramercy Lenders
[Redacted]
with a copy to:
Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
Attention:	Kari MacKay
Telecopier No.:	(416) 979-1234

EXHIBIT A
PRIORITY JOINDER

Please see attached.

COLLATERAL TRUST JOINDER

The undersigned, Gramercy Funds Management LLC, a company existing under the laws of Delaware, and RFW Banro Investments Limited (“RFWB”), a corporation existing under the laws of the British Virgin Islands, hereby jointly agree to become parties as Priority Debt Representatives under the Collateral Trust Agreement dated as of March 2, 2012 among Banro Corporation, as Borrower and Issuer, the initial guarantors named on the signature pages thereto, as Initial Guarantors, Equity Financial Trust Company, as Indenture Trustee, and Equity Financial Trust Company, as Collateral Agent (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the “Collateral Trust Agreement”) for all purposes thereof on the terms set forth therein, and to be bound by the terms of said Collateral Trust Agreement as fully as if the undersigned had executed and delivered said Collateral Trust Agreement as of the date thereof.

The provisions of Article 9 of said Collateral Trust Agreement will apply with like effect to this Joinder.

For the purposes of Section 9.9 of said Collateral Trust Agreement, the name and address of the Secured Debt Representatives for the New Secured Debt incurred or to be incurred pursuant to the Term Loan Facility Agreement dated as of December 31, 2015 among Namoya Mining S.A. (the “Borrower”), the guarantors named on the signature pages thereto (collectively, the “Guarantors”), RFWB and Gramercy Funds Management LLC on behalf of the lenders set out in Schedule A thereto, as amended or restated from time to time, by the Borrower and Guarantors are set forth below:

Gramercy Funds Management LLC
20 Dayton Avenue
Greenwich, CT 06830 USA

[Redacted]

and

RFW Banro Investments Limited
Nemours Chambers, Road Town
Tortola, British Virgin Islands

Attention: George Lu
Facsimile:+8610 851 51866

Attention: Clement Kwong
Facsimile: +852 2876 6301

Capitalized terms used herein but not defined herein shall have the meanings given to them in the Collateral Trust Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed and delivered this Joinder effective as of the ____ day of _______________2016.

GRAMERCY FUNDS MANAGEMENT LLC

Name: [Redacted]
Title: [Redacted]

RFW BANRO INVESTMENTS LIMITED

Name:
Title:

6531757

Collateral Trust Joinder (Term Loan)